Exhibit 99.1

Vast announces Term Sheet to facilitate transmission access for Aurora Energy Precinct

Sydney, AUSTRALIA, 8 April, 2024 – Vast Renewables Limited (Vast) (Nasdaq: VSTE) and 1414 Degrees Limited (ASX:14D), through their joint venture SiliconAurora Pty Ltd (SiliconAurora), today announced the signing of a term sheet (Term Sheet) with Vast Solar 1 Pty Ltd and OZ Minerals Services Pty Ltd (OZM), a subsidiary of BHP Group Limited (BHP), to enter into negotiations with OZM for a possible binding agreement (Agreement) by 30 September 2024 (which date can be extended by mutual consent) (Agreement Date) that would facilitate access for the initial stages of the Aurora Energy Precinct (the Precinct) to the ElectraNet owned Hill-to-Hill Transmission Line (H2H) near Port Augusta, South Australia.

The Precinct is owned by SiliconAurora, which plans to develop a 140MW (2 hour) battery energy storage system (BESS) on the site.

Additionally, Vast plans to develop Vast Solar 1 (VS1), a 30MW concentrated solar thermal power (CSP) plant with 288 MWh of thermal storage, on the Precinct site. VS1 was awarded up to AUD $65 million in conditional grant funding by the Australian Renewable Energy Agency (ARENA). VS1 will be co-located with Vast’s planned Solar Methanol 1 (SM1) project, a green methanol demonstration plant led by Vast and German integrated energy giant Mabanaft, which has been awarded up to AUD $19.48 million and up to EUR 13.2 million of conditional grant funding from a collaboration between the Australian and German Governments, respectively.

The BESS and VS1 are planned to connect to the H2H, providing clean, reliable energy to power Australian homes and businesses. Connection to the H2H will be subject to further negotiations and agreement with OZM and ElectraNet as contemplated under the Term Sheet. The Term Sheet also contains certain termination scenarios including if OZM, in its absolute discretion, is not satisfied with the risks associated with the proposed connections to the H2H following a technical engineering review.

Vast’s CEO Craig Wood said, “Decarbonizing Australia’s electricity supply requires that dispatchable renewable energy with long duration storage like that provided by Vast’s proprietary CSP v.3.0 technology be integrated into the Australian electricity grid. Execution of this Term Sheet is an important step forward, and we are looking forward to continuing discussions with BHP to agree commercial and technical terms so we can progress the Precinct.”

About Vast

Vast is a renewable energy company that has CSP systems to generate, store, and dispatch carbon-free, utility-scale electricity, industrial heat, or a combination to enable the production of green fuels. Vast’s CSP v3.0 approach utilises a proprietary, modular sodium loop to efficiently capture and convert solar heat into these end products.

On December 19, 2023, Vast listed on the Nasdaq under the ticker symbol “VSTE”, while remaining headquartered in Australia.

Visit www.vast.energy for more information.

Contacts:

Vast

For Investors:
Caldwell Bailey
ICR, Inc.
VastIR@icrinc.com

For US Media:
Matt Dallas
ICR, Inc.
VastPR@icrinc.com

For Australian media:

Nick Albrow

Wilkinson Butler
nick@wilkinsonbutler.com

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding Vast's future financial performance, Vast's strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “anticipate,” “believe,” "could," “estimate,” “expect,” “intend,” “may,” “project,” "should," “will,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on Vast management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Vast disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof. Vast cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of Vast. These risks include, but are not limited to, the inability to negotiate a definitive agreement for the H2H connection on commercially acceptable terms, or at all; general economic, financial, legal, political and business conditions and changes in domestic and foreign markets; the inability to recognize the anticipated benefits of Vast’s recent business combination; costs related to that business combination; Vast’s ability to manage growth; Vast’s ability to execute its business plan, including the completion of the Port Augusta project, at all or in a timely manner and meet its projections; potential litigation, governmental or regulatory proceedings, investigations or inquiries involving Vast, including in relation to Vast’s recent business combination; changes in applicable laws or regulations and general economic and market conditions impacting demand for Vast’s products and services. Additional risks are set forth in the section titled "Risk Factors" in the preliminary prospectus, dated February 29, 2024, as supplemented, and other documents filed, or to be filed with the SEC by Vast. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact Vast’s expectations can be found in Vast’s periodic filings with the SEC. Vast’s SEC filings are available publicly on the SEC’s website at www.sec.gov.